[redacted]

11019647

SEC Mail Processing Section
RECEIVED
MAR 01 2011
Washington, DC
189

3/14

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 36439

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Trustmont Financial Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 Brush Run Rd., Suite A
(No. and Street)

Greensburg, PA 15601
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Peter D. Dochinez 724-468-5665
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Burkhouse, Ralph Wayne
(Name – *if individual, state last, first, middle name*)

461 Weir Cole Rd., Prosperity, PA 15329
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

mm

OATH OR AFFIRMATION

I, Peter D. Dochinez, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Trustmont Financial Group, Inc., as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
Karen S. Ellenberger, Notary Public
Salem Twp., Westmoreland County
My Commission Expires Nov. 30, 2014
Member. Pennsylvania Association of Notaries

Karen S. Ellenberger
Notary Public

Signature

President
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINRA

DESIGNATION OF ACCOUNTANT
(Notice Pursuant to Rule 17a-5(f)(2))

(i) Broker or Dealer

Name: Trustmont Financial Group, Inc.

Address: Scenic Drive Professional Center
200 Brush Run Rd., Suite A
Greensburg, PA 15601

Telephone: 724-468-5665

SEC Registration Number: 801-30694

FINRA Registration Number: 18312

(ii) Accounting Firm

Name: Ralph W. Burkhouse, CPA

Address: Same
461 Weir Cole Rd.
Prosperity, PA 15329

Telephone: 724-225-2599

Accountant's State Registration Number: CA020760L

(iii) Audit date covered by the Agreement:

12 (Month) 31 (Day) 2010 (Year)

(iv) The contractual commitment to conduct the broker's or dealer's annual audit - - (check one)

( ) is for the annual audit only for the fiscal year ending 2____*

(X) is of a continuing nature providing for successive annual audits.

* if this commitment is not of a continuing nature, it will be necessary to file this form each successive year.

Pursuant to Rule 17a-5(f)(2), the above person has been designated as the independent public accountant for the above-mentioned broker or dealer. I understand that, pursuant to SEC Rule 17a-5(f)(1) the Securities and Exchange Commission will not recognize: (a) any person as a certified public accountant who is not duly registered in good standing as such under the laws of his place of residence or principal office; or (b) any person as a public accountant who is not in good standing and entitled to practice as such under the laws of his place of residence or principal office. Lastly, I understand that should the above-mentioned broker-dealer submit an audit by someone not recognized by the SEC as set forth in Rule 17a-5(f)(1), FINRA may deem the audit of the broker-dealer to not have been filed.

Signature: ______________________________

Name: Peter D. Dochinez

(By Firm's FINOP or President)

Title: President Date:

TRUSTMONT FINANCIAL GROUP, INC.
Statement of Financial Condition
December 31, 2010

Assets

Assets:	
Cash	$125,673
Deposit with clearing organizations	10,274
Commissions receivable	372,217
Other receivables	6,248
Investments	105,214
Prepaid insurance	24,058
Net fixed assets	0
Total Assets	$643,684

Liabilities and Stockholders' Equity

Liabilities:	
Commissions payable	$334,995
Accounts payable	125,000
Payroll taxes payable	1,419
Accrued income taxes	1,817
Accrued pension contribution	27,273
Total Liabilities	$490,504
Stockholders' Equity:	
Common stock, $.10 par value, 100,000 shares authorized and issued, of which 3,000 are held	10,000
Treasury stock, at cost	(25,119)
Additional paid-in capital	41,800
Retained earnings	126,499
Total Stockholders' Equity	153,180
Total Liabilities and Stockholders' Equity	$643,684

The accompanying notes are an integral part of these financial statements.

TRUSTMONT FINANCIAL GROUP, INC.
Statement of Income
For the Year Ended December 31, 2010

Revenues:	
Commissions and fees	$7,559,378
Fees charged to representative	517,262
Expense reimbursements	21,938
Investment income (loss), net	9,382
Other income	67,312
Total Revenues	8,175,272
Expenses:	
Salaries and related benefits	503,836
Commissions	6,718,947
Professional fees	51,797
Regulatory fees	135,549
Telephone and utilities	9,405
Office supplies and expense	27,814
Postage	8,510
Software expense	24,424
Office rent and management fee	314,047
Insurance	276,719
Advertising and promotion	21,970
Compliance meeting	45,151
Contributions	4,550
Miscellaneous	3,770
Total Expenses	8,146,489
Net Income Before Provision for Income Taxes	28,783
Provision for income taxes	4,265
Net Income	$ 24,518

The accompanying notes are an integral part of these financial statements.

TRUSTMONT FINANCIAL GROUP, INC.
Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2010

	Common Stock	Treasury Stock	Paid-In Capital	Retained Earnings	Total
Beginning balance	$10,000	$(25,119)	$41,800	$101,981	$128,662
Net income	-	-	-	24,518	24,518
Ending Balance	$10,000	$(25,119)	$41,800	$126,499	$153,180

The accompanying notes are an integral part of these financial statements.

TRUSTMONT FINANCIAL GROUP, INC.
Statement of Cash Flows
December 31, 2010

Cash flows from operating activities:	
Net income	$ 24,518
Adjustments to reconcile net income to net cash provided from operating activities:	
Gain on investments	(5,737)
Decrease in deposit with clearing organization	1,345
Increase in commissions receivable	(171,574)
Increase in other receivables	(5,416)
Increase in prepaid insurance	(5,725)
Increase in commissions payable	154,415
Increase in accounts payable	116,949
Increase in payroll taxes payable	333
Decrease in accrued income taxes	(297)
Increase in accrued pension contribution	7,582
Net increase in cash from operating activities	116,393
Cash flows from investing activities:	
Purchase of investments	(40,765)
Sale of investments	25,084
Net decrease in cash from investing activities	(15,681)
Net increase in cash	100,712
Cash, beginning of year	24,961
Cash, end of year	$125,673
Supplemental Information:	
Income taxes paid during the year	$ 4,562

The accompanying notes are an integral part of these financial statements.

TRUSTMONT FINANCIAL GROUP, INC.
Notes to Financial Statements
December 31, 2010

1. Organization and Nature of Business
Trustmont Financial Group, Inc. (Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority, Inc. (FINRA). The Company does not clear its own transactions nor carry customer accounts. It is incorporated in the state of Pennsylvania.

2. Summary of Significant Accounting Policies
Commission income and the related commissions paid to sales representatives are recorded on the "trade date" basis. No allowance for doubtful accounts is considered necessary.

Deferred income taxes on the temporary differences between financial and tax reporting are not recorded in these financial statements due to the immaterial nature of these differences. Additional information on these amounts is disclosed in Note 5 on income taxes.

Use of estimates and assumptions are made by management in the preparation of the financial statements in conformity with generally accepted accounting principles that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Investments
Investments are primarily carried at fair market value. Four investments in private placement stocks, whose fair market value is not readily determinable, are carried at cost basis of $3,560. The total cost of all investments is $104,310. Management intends to hold onto these or similar investments to help maintain a surplus above the Company's required minimum net capital amount.

4. Fixed Assets
Fixed assets utilized by the Company are primarily owned by either the majority stockholder of the Company or a sister company, Trustmont Advisory Group, Inc. (TAG). The Company's relationship with TAG is explained in more detail in Note 8.

Fixed assets at December 31, 2010 consist of the following:

Office equipment	$3,105
Less accumulated depreciation	(3,105)
Net fixed assets	$ 0

5. Income Taxes
The provision for income taxes on the statement of income consists of current year taxes for Federal and state of $3,298 and $2,359, respectively and a prior year overaccrual for Federal and state of $728 and $664, respectively. The deferred tax benefit on a capital loss and contribution carry forwards of $966 and $1,886, respectively has not been recorded in these financial statements.

6. Employee Pension Plans
The Company maintains a simplified employee pension plan (SEP) and SIMPLE plan for eligible employees. Annual contributions up to 15% of the eligible employees' salaries can be made at the option of management in the SEP. The "Salaries and related benefits" account on the statement of income includes $36,699 in pension expense for the year, which includes 9% of eligible salaries in the SEP of $27,273 and $9,426 matching contributions by the Company in the SIMPLE plan.

7. Commitment and Contingent Liabilities
On February 8, 2011 the Company submitted a Letter of Acceptance, Waiver and Consent (AWC) with FINRA for the purpose of proposing a settlement of alleged rule violations. The Company accepted and consented to the findings, without admitting or denying the findings. The Company also consented in the AWC to a censure, a fine of $20,000 against the Company and a joint and several fine of $10,000 against the Company and the primary shareholder of the Company. The AWC is not final until it has been reviewed and accepted by the National Adjudicatory Council (NAC), a review committee of the NAC, or the Office of Disciplinary Affairs, pursuant to FINRA Rule 9216. If this AWC is accepted by one of the parties in the preceding sentence then the full amount of the fines will become a liability to the Company and net capital will be reduced by the full $30,000 total of the fines at that time, until and unless the primary shareholder of the Company pays $10,000 out their personal accounts, at which time the reduction of the full $30,000 amount would be reduced to $20,000.

8. Related Party Transactions
TAG (see Note 4 above) is a registered investment advisory company that has the same ownership group and utilizes the same employees and office space as the Company. TAG pays the rent for the office space under a lease with the lessor and the Company pays the telephone and utilities for the use of that space. The expenses for these items for the year were $51,468 and 9,405, respectively. The two companies also have a "management agreement" where TAG pays the Company a monthly fee of 15% of the previous months gross profit. Because a mutually beneficial business arrangement exists between the two companies, the payments may be revised up or down with the mutual consent of both parties. Payments under this agreement totaled $314,047 for the year.

Errors and emissions insurance for both companies and their representatives is provided by Provest Indemnity Limited (PIL). PIL is an offshore captive insurance company, as defined in Internal Revenue Code Section 831b, in the British Virgin Islands. The majority stockholder of the Company is the sole stockholder in PIL. Payments to PIL during the year by the Company were $288,700.

9. Net Capital Requirements
The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1, with a minimum net capital requirement of the greater of 6 2/3% of aggregate indebtedness or $5,000. At December 31, 2010, the Company had a net capital of $89,292 and the aggregate indebtedness to net capital ratio was 5.49 to 1.

TRUSTMONT FINANCIAL GROUP, INC.

Computation of Aggregate Indebtedness and Net Capital
In Accordance With Rule 15c3-1 Under the
Securities Exchange Act of 1934

December 31, 2010

Reconciliation of Net Capital:

Net capital, per FOCUS Form X-17A-5	$86,706
Increase in net trails	(6,493)
Increase in private placement stock	(2,415)
Add back 2% haircut on insured investment	613
Audit adjustments increasing net income	10,881
Audited Net Capital	$89,292

Calculation of Net Capital:

Total stockholders' equity		$153,180
Nonallowable assets:		
Petty cash	200	
Commissions receivable in greater than 30 days	146	
Net trails commissions	19,053	
Other receivables	6,248	
Prepaid insurance	24,058	(49,705)
Securities haircuts		(14,183)
Audited Net Capital		$ 89,292

Aggregate Indebtedness:	
Total liabilities	$490,504
Computation of basic net capital requirement:	
Minimum net capital requirement, the greater of $5,000 or 6 2/3% of aggregate indebtedness:	$32,702
Net capital in excess of requirement	56,590
Audited Net Capital	$89,292
Ratio of aggregate indebtedness to net capital	5.49 to 1

TRUSTMONT FINANCIAL GROUP, INC.

Computation for Determination of Reserves Required Under
Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2010

The Company is exempt from this requirement under Rule 15c3-3(k)(2)ii.

Ralph W. Burkhouse
Certified Public Accountant
P.O. Box 1018
Washington, PA 15301

(724) 225-2599 Fax (724) 225-1599

Report on Internal Control

Board of Directors
Trustmont Financial Group, Inc.
Greensburg, Pennsylvania:

In planning and performing my audit of the financial statements of Trustmont Financial Group, Inc. (Company), for the year ended December 31, 2010, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company, including tests compliance with such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e). Because the Company does not carry securities account for customers or perform customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examination, counts, verification, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in the internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is condition in which the design or operation of the specific internal control component does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited my occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2010 to meet the SEC objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on rule 17(a)-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Washington, Pennsylvania
February 25, 2011

TRUSTMONT FINANCIAL GROUP, INC.

Financial Statements and
Supplementary Schedules

December 31, 2010

Ralph W. Burkhouse

Certified Public Accountant

Ralph W. Burkhouse
Certified Public Accountant
P.O. Box 1018
Washington, PA 15301

(724) 225-2599 Fax (724) 225-1599

Independent Auditor's Report

Board of Directors
Trustmont Financial Group, Inc.
Greensburg, Pennsylvania:

I have audited the accompanying statement of financial condition of Trustmont Financial Group, Inc., as of December 31, 2010, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Trustmont Financial Group, Inc. as of December 31, 2010, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ralph W Burkhouse

Washington, Pennsylvania
February 25, 2011